

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

Steven K. Sprague
President and Chief Executive Officer
Wave Systems Corp.
480 Pleasant Street
Lee, MA 01238

> **Re:** **Wave Systems Corp.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarterly period ended June 30, 2010**
> **File No. 000-24752**

Dear Mr. Sprague:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief